UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

    U.S. Concrete, Inc.

(Name of issuer)

    Common Stock, par value $0.001 per share

(Title of Class of securities)

    90333L201

(CUSIP number)

    September 30, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 90333L201	13G

1)	Names of reporting persons York Capital Management Global Advisors, LLC
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5)	Sole voting power 1,195,789*
	6)	Shared voting power -0-
	7)	Sole dispositive power 1,195,789*
	8)	Shared dispositive power -0-
9)	Aggregate amount beneficially owned by each reporting person 1,195,789*
10)

Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)  ☒

    (Excludes certain shares issuable upon conversion of the Notes referenced in Item 2(a), each of which is subject to a 9.9% conversion cap.)*

11)	Percent of class represented by amount in Row (9) Approximately 10.0%*
12)	Type of reporting person (see instructions) OO

*	See Item 4 of this Schedule.

Page 2 of 5 Pages

Item 1	(a).	Name of Issuer:

U.S. Concrete, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2925 Briarpark, Suite 1050 Houston, Texas 77042

Item 2	(a).	Name of Person Filing:

This Schedule is being filed by York Capital Management Global Advisors, LLC (“YGA”) with respect to:

(i) 727,729 shares of Common Stock (which consist of (a) 415,824 shares of Common Stock and (b) 311,904 shares of Common Stock convertible from $3,275,000 in principal amount of the issuer’s 9.5% Convertible Secured Notes due 2015 (the “Notes”)) directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC; and

(ii) 1,364,822 shares of Common Stock (which consist of (a) 779,965 shares of Common Stock and (b) 584,857 shares of Common Stock convertible from $6,141,000 in principal amount of the Notes) directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC.

YGA, the sole managing member of the general partner of each of York Credit Opportunities and York Credit Opportunities Master, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds. See Item 4 of this Schedule.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of YGA is: c/o York Capital Management 767 Fifth Avenue, 17th Floor New York, New York 10153

Item 2	(c).	Citizenship:

The place of organization of YGA is New York.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2	(e).	CUSIP Number:

90333L201

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Page 3 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,195,789

(b) Percent of class: 10.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,195,789

(ii) Shared power to vote or to direct the vote -0-

(iii) Sole power to dispose or to direct the disposition of 1,195,789

(iv) Shared power to dispose or to direct the disposition of -0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and after giving effect to the Conversion Cap (as defined below) with regard to $9,416,000 in aggregate principal amount of the Notes beneficially owned by YGA. The percentage of ownership described above is based on approximately 11.9 million shares of Common Stock issued in connection with the consummation of the issuer’s plan of reorganization under Chapter 11 of the United States bankruptcy code, as reported in the Form 8-K filed by the issuer with the Securities and Exchange Commission on September 2, 2010.

Each of the Notes are subject to a conversion cap that prohibits the conversion of the Notes if after such conversion, the holder of the Notes and its affiliates would beneficially own more than 9.9% of the outstanding Common Stock (such provision, the “Conversion Cap”).  If the Conversion Cap were not in effect with respect to each of the Notes, YGA would beneficially own 2,092,550 shares of Common Stock in the aggregate, consisting of (i) 1,195,789 shares of Common Stock and (ii) 896,761 shares of Common Stock convertible from $9,416,000 in principal amount of the Notes, which would collectively comprise 16.4% of the outstanding Common Stock. This percentage of ownership is based on an aggregate of approximately 12,796,761 shares of Common Stock, which consists of (i) approximately 11.9 million shares of Common Stock issued in connection with the consummation of the issuer’s plan of reorganization under Chapter 11 of the United States bankruptcy code, as reported in the Form 8-K filed by the issuer with the Securities and Exchange Commission on September 2, 2010, and (ii) the number of shares of Common Stock issuable to YGA if YGA were to convert all of its Notes into shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by YGA is held by York Credit Opportunities or York Credit Opportunities Master, as the case may be, all of which are subject to YGA’s investment discretion. YGA disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2010

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Operating Officer

Page 5 of 5 Pages